UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

On August 1, 2016, Rosetta Genomics, Ltd. (“Rosetta”) convened its previously announced 2016 Annual General Meeting of Shareholders (the “Annual Meeting”). However, the quorum of two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of Rosetta’s issued share capital required to conduct the Annual Meeting was not present. Accordingly, pursuant to Rosetta’s articles of association, the Annual Meeting has been adjourned to August 8, 2016. The adjourned Annual Meeting will be held at Rosetta’s Philadelphia offices, at 3711 Market St. Suite 740, Philadelphia, PA 19104, at 10:00 am (ET). At the adjourned Annual Meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: August 1, 2016	By:	/s/ Ron Kalfus

Ron Kalfus Chief Financial Officer